Exhibit 99.1
Issuance of Convertible Preferred Shares

On April 30, 2019, Shinhan Financial Group confirmed the issuance of Convertible Preferred Shares and announced that it has received the total amount for the issuance with the following details;

- Details of issuance

Type of Securities	Convertible Preferred Shares1)
Number of Shares Issued	17,482,000
Total Amount of Issuance	KRW 749,977,800,000
Allocation of the New Shares	Mercury 1, Inc. (Special Purpose Entity of IMM Rose Gold No. 4 Private Equity)
Point of Non-Viability Trigger Event

Under Article 2 of the Act on the Structural Improvement of the Financial Industry, the convertible preferred shares issued will be converted to common shares upon the designation of insolvent financial institution2) without any consent or approval from related parties

1) The issuing shares are required to be deposited and restricted from trading for one year
2) Insolvent financial institution is defined as;

•Financial institutions whose liabilities exceed their assets (determined by the FSC or KDIC)

•Financial institutions which are suspended from payment of claims, such as deposits

•Financial institutions which are deemed as having difficulties paying claims, such as deposits, without external support (determined by the FSC or KDIC)

All other information in the announcement dated February 12, 2019 remains unchanged.

1